भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

विभाग,
शेअर एवं बांड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax: 91-22-2285 5348
दूरभाष/Telephone: (022) 2288 3888

06010044

क्रमांक / No. : CO / S & B /

CO/S&B/PCR/2005/ 3919

दिनांक / Date :
30-12-2005

FILE NO. 82.4524

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

SUPPL

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : CLAUSE 30
APPOINTMENT OF STATUTORY AUDITORS FOR YEAR 2005-2006

We enclose for your information a copy of our letter No.CO/S&B/PCR/2005/3909 dated the 30-12-2005 addressed to Bombay Stock Exchange Ltd., Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

SEC MAIL PROCESSING SECTION RECEIVED JAN - 3 2006 WASH. D.C. 156

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. : a/a.

X-RAYED
JAN 03 2006
NORTHEAST REGIONAL OFFICE
US SECURITIES AND EXCHANGE COMMISSION

PROCESSED
JAN 05 2006
THOMSON
FINANCIAL

dlw 1/4

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बांड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax: 91-22-2285 5348
दूरभाष/Telephone: (022) 2288 3888

क्रमांक / No. : CO / S & B /
CO/S&B/PCR/2005/3909

दिनांक / Date :
30-12-2005

Dear Sir,

LISTING AGREEMENT : CLAUSE 30
APPOINTMENT OF STATUTORY AUDITORS FOR THE YEAR 2005-2006

In terms of Clause 30(c) of the Listing Agreement, we advise that the Reserve Bank of India, vide its notification No. DBS.ARS.No.8631/08.21.002/2005-2006 dated 13th December, 2005 have appointed following 14 Audit Firms as Statutory Central Auditors for the Bank in terms of section 41(i) of the State Bank of India Act, 1955 until the next Annual General Meeting of the Bank:-

1. M/s B.M.Chatrath & Co., Kolkata
2. M/s Khandelwal Jain & Co., Mumbai
3. M/s G.S.Mathur & Co., New Delhi,
4. M/s R.G.N. Price & Co, Chennai,
5. M/s M.M.Nissim & Co., Mumbai,
6. M/s S.K. Mittal & Co., New Delhi,
7. M/s Vinay Kumar & Co., Allahabad
8. M/s M. Choudhury & Co., Kolkata
9. M/s Laxminiwas & Jain, Hyderabad,
10. M/s Patro & Co., Bhubaneswar,
11. M/s Kanwalia & Co., New Delhi,
12. M/s K.P.Rao & Co., Bangalore,
13. M/s Chaturvedi & Company, Kolkata
14. M/s Vardhaman & Co., Chennai.

2. Out of the 14 firms, the following firms have been newly appointed for 2005-2006 Statutory Audit.

i) M/s R.G.N. Price & Co., Chennai,
vi) M/s Laxminiwas & Jain, Hyderabad,
vii) M/s S.K. Mittal & Co., New Delhi,
viii) M/s M. Choudhury & Co., Kolkata,
ix) M/s Vardhaman & Co., Chennai.

3. Kindly acknowledge receipt.

Yours faithfully,